Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482ad

Show Name: 20VC

Today, I want to talk about a venture fund making waves with its unusual model.

I'm talking about the Fundrise Innovation Fund, which is democratizing venture capital as a *public* venture fund.

For example, most of the AI revolution is being built and funded in the *private* markets. Companies like OpenAI, Anthropic, Databricks — these are incredible, multi-billion dollar businesses but also inaccessible to 99% of investors until they go public.

Those days are finally over.

Visit Fundrise.com/20VC to check out the Fundrise Innovation Fund's impressive $150M portfolio for yourself.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovation Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.